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
                                                                                                                       Exhibit 12



                                                 Ford Motor Company and Subsidiaries

                      CALCULATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                      ----------------------------------------------------------------------------------------
                                                            (in millions)



                                                      First                     For the Years Ended December 31
                                                       Half       -----------------------------------------------------------
                                                       1997         1996          1995         1994         1993        1992
                                                     -------      -------       -------      -------      -------     -------
Earnings
  Income/(loss) before income taxes
   and cumulative effects of changes
   in accounting principles                          $ 6,208      $ 6,793       $ 6,705      $ 8,789      $ 4,003      $ (127)
  Equity in net (income)/loss of
   affiliates plus dividends from
   affiliates                                             98           36           179         (182)         (98)         26
  Adjusted fixed charges a/                            5,379       10,801        10,556        8,122        7,648       8,113
                                                     -------      -------       -------      -------      -------      ------
    Earnings                                         $11,685      $17,630       $17,440      $16,729      $11,553      $8,012
                                                     =======      =======       =======      =======      =======      ======

Combined Fixed Charges and
 Preferred Stock Dividends
  Interest expense b/                                 $5,211      $10,464       $10,121      $ 7,787      $ 7,351      $7,987
  Interest portion of rental expense c/                  150          300           396          265          266         185
  Preferred stock dividend requirements of
   majority owned subsidiaries and trusts d/              27           55           199          160          115          77
                                                      ------      -------       -------      -------      -------      ------
    Fixed charges                                      5,388       10,819        10,716        8,212        7,732       8,249

Ford preferred stock dividend
 requirements e/                                          42           95           459          472          442         317
                                                      ------      -------       -------      -------      -------      ------
  Total combined fixed charges
   and preferred stock dividends                      $5,430      $10,914       $11,175      $ 8,684      $ 8,174      $8,566
                                                      ======      =======       =======      =======      =======      ======

Ratios
  Ratio of earnings to fixed charges                     2.2          1.6           1.6          2.0          1.5         f/

  Ratio of earnings to combined fixed
   charges and preferred stock dividends                 2.2          1.6           1.6          1.9          1.4         g/




- - - - -
a/ Fixed charges, as shown below, adjusted to exclude the amount of interest capitalized during the period and preferred stock dividend requirements of majority owned subsidiaries.
b/ Includes interest, whether expensed or capitalized,  and amortization of debt expense and discount or premium relating to any indebtedness.
c/ One-third of all rental expense is deemed to be interest.
d/ Preferred stock dividend requirements of Ford Holdings, Inc. (applicable for 1992 through 1995) increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford's effective income tax rates for all periods except 1992. The U.S. statutory rate of 34% was used for 1992. Beginning in Fourth Quarter 1995, includes requirements related to Company-obligated mandatorily redeemable preferred securities of a subsidiary trust.
e/ Preferred stock dividend requirements of Ford Motor Company, increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford's effective income tax rates for all periods except 1992. The U.S. statutory rate of 34% was used for 1992.
f/ Earnings inadequate to cover fixed charges by $237 million.
g/ Earnings inadequate to cover combined fixed charges and preferred stock dividends by $554 million.

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